UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DYNAVAX TECHNOLOGIES CORPORATION

(Name of Subject Company (Issuer))

SAMBA MERGER SUB, INC.

GENZYME CORPORATION

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

268158201

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 317,591.09	Filing Party: Sanofi and Samba Merger Sub, Inc.
Form or Registration No.: Schedule TO-T (File No. 005-80035)	Date Filed: January 12, 2026

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”) and (ii) Parent on January 12, 2026 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase any and all of the issued and outstanding Shares of the Company for $15.50 per Share in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated January 12, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

The subsection entitled “Germany Foreign Direct Investment Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is deleted and is amended and supplemented by adding the following paragraph:

“With respect to the FDI Laws of Germany, it was a condition to the acquisition of 100% of the voting rights in Dynavax GmbH directly by Purchaser (the “Dynavax GmbH Transaction”) that the Federal Ministry for Economic Affairs and Energy (the “BMWK”) shall have either (i) issued a certificate of non-objection (Unbedenklichkeitsbescheinigung) pursuant to Section 58 AWV, or (ii) issued a clearance decision, or (iii) confirmed that it does not assume jurisdiction over the Dynavax GmbH Transaction, or (iv) the applicable statutory review periods under the Foreign Trade and Payments Act and the Foreign Trade and Payments Ordinance (the “AWG/AWV”) have expired without the BMWK opening an in-depth review or prohibiting the Dynavax GmbH Transaction. The BMWK cleared the Transaction, effective January 29, 2026.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2026

SAMBA MERGER SUB, INC.

By:	/s/ François-Xavier Dazogbo
	Name:	François-Xavier Dazogbo
	Title:	President

GENZYME CORPORATION

By:	/s/ Jamie Haney
	Name:	Jamie Haney
	Title:	Vice President and General Counsel

SANOFI

By:	/s/ Roy Papatheodorou
	Name:	Roy Papatheodorou
	Title:	Executive Vice President, General Counsel